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David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

September 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher Bellacicco

Megan Miller

Re:	Kurv ETF Trust (the “Trust” or “Registrant”) Registration Statement on Form N-14, filed on August 21, 2024 File Numbers: 333-233633, 811-23473

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via online video call (the “Comments”) on September 6, 2024 and September 18, 2024, relating to the Trust’s Registration Statement on Form N-14 filed on August 21, 2024, regarding the reorganization of the Kurv Yield Premium Strategy Amazon (AMZN) ETF, Kurv Yield Premium Strategy Apple (APPL) ETF, Kurv Yield Premium Strategy Microsoft (MSFT) ETF, Kurv Yield Premium Strategy Google (GOOGL) ETF, Kurv Yield Premium Strategy Tesla (TSLA) ETF and Kurv Yield Premium Strategy Netflix (NFLX) ETF (the “Target Funds”), each a series of NEOS ETF Trust (“NEOS”), into a corresponding series (the “Acquiring Funds”) of the Trust (the “Reorganizations”). A revised Proxy Statement and Prospectus reflecting these changes will be filed pursuant to Rule 497(c) subsequent to this correspondence. Defined terms used and not defined herein have the meanings given to them in the Registration Statement.

A.	Legal Comments

General Comments

Comment #1

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.
b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.
c.	The Staff asks the Registrant to respond to comments in writing and in sufficient for the Staff to review.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond accordingly.

Alston & Bird LLP	www.alston.com
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September 26, 2024

Shareholder Letter

Comment #2

The staff notes a reference to the Statement of Additional Information for the proxy statement in the shareholder letter. If incorporating the Proxy Statement SAI into the Combined Proxy Statement and Prospectus, please include the appropriate language in the Combined Proxy Statement and Prospectus itself.

Response #2

The Registrant has added the appropriate language incorporating the Proxy Statement SAI into the Proxy Statement.

Questions and Answers

Comment #3

In the Q&A “What is the purpose of the reorganization?”, please explain the reason for the reorganization, including why the reorganization is occurring in the first place.

Response #3

The Registrant has updated the disclosure in response to the comment.

Comment #4

In the Q&A “What will happen if the Plan is not approved by shareholders?” it states that the NEOS Board may consider “other alternatives in the best interest of the Target Fund’s shareholders.” Please provide examples of what this may include, such as liquidation, if applicable.

Response #4

The Registrant has updated the disclosure in response to the comment.

September 26, 2024

Combined Proxy Statement and Prospectus

Comment #5

In the synopsis, please compare the distribution procedures and exchange rights of the Target and Acquiring Funds per Item 3(b) of Form N-14.

Response #5

The Registrant respectfully notes that the applicable disclosure is already addressed on page 57 of the Proxy Statement in the section “Purchase and Redemption of Shares of Creation Units.” The Registrant has updated the heading to “Buying and Selling Shares of the Funds” to make this more clear.

Effect of the Reorganization

Comment #6

Regarding the table comparing the Target Funds and Acquiring Funds in the section “EFFECT OF THE REORGANIZATION,” please disclose more prominently that the portfolio managers will change. For example, incorporating this into the Questions and Answers section would be appropriate.

Response #6

The Registrant has updated the disclosure in response to the comment making the change of portfolio managers more prominent in this section as well as in the Q&A section.

Summary Comparison Of The Funds

Comment #7

Regarding the lead-in language to the expense examples on page 20 of the Proxy Statement, please disclose that the examples also assume that the fee waiver is in effect for the period shown in the fee table.

Response #7

The Registrant has updated the disclosure in response to the comment.

Comment #8

Please include in an appropriate location of the Registration Statement the information required by Items 9(a), 9(b), 12, and 13 of Form N-1A as required by Item 5(a) of Form N-14.

Response #8

In response to the comment, the Registrant has added new appendices addressing Item 9(a) and 9(b) disclosure. Registrant notes, however, that the Proxy Statement already includes appendices addressing Item 12 (old Appendix D, now Appendix F) and Item 13 (Appendix B) and respectfully declines to make any further changes.

September 26, 2024

Board Considerations

Comment #9

Regarding the “Board Considerations” section on page 57 of the Prospectus, if any drawbacks were considered by the Board, please discuss them.

Response #9

The Registrant believes the Board Considerations disclosure referenced above adequately reflects the Board’s considerations of the Reorganization. For this reason, the Registrant respectfully declines to make any changes in response to this comment.

Voting Information

Comment #10

Under the “Voting Information” section on page 65 of the Prospectus, please state the vote required to approve the merger.

Response #10

The Registrant notes that the last paragraph of this section already discloses the vote required to approve each reorganization. While the Registrant has made a few clarifying edits, the Registrant respectfully declines to make any further edits in response to this comment.

Other Information

Comment #11

Under the “Available Information” section on page 67 of the Proxy Statement, the term “Exchange” is capitalized, but the term does not appear to be defined.

Response #11

In response to the comment, the Registrant as defined CBOE BZX Exchange, Inc. as the “Exchange” earlier in the Proxy Statement.

SAI

Comment #12

Under the “Investment Policies and Risks” section on page 3 of the SAI, the subsection “Active Management Risk” appears twice. Please delete the duplicative disclosure.

Response #12

The Registrant has deleted the disclosure as requested.

Comment #13

Under “Remuneration of Trustees” on page 28 of the SAI, it is noted that “Each Independent Trustee is paid an annual retainer of $10,000 for his or her services as a Board member to the Trust, together with out-of-pocket expenses, in accordance with the Board’s policy on travel and other business expenses relating to attendance at meetings.” The 485A filing for the Acquiring Funds, however, included additional language referring to a one-time fee in 2024 with respect to attending special Board meetings. Please reconcile the discrepancy in the disclosure.

Response #13

The Registrant has updated the disclosure in the Proxy Statement to match the disclosure in the 485A for the Acquiring Funds with respect to trustee compensation.

September 26, 2024

Proxy Card

Comment #14

The final page of the Proxy Card notes that “This Proxy is solicited on behalf of the Board of Trustees of NEOS ETF Trust”. Please ensure that this language regarding solicitation should be in bold font as required by Rule 14a-4(a)(1).

Response #14

The Registrant confirms that the noted language will be in bold font on the proxy card.

Tax Opinion

Comment #15

Please confirm that the final tax opinion will include language consenting to the Proxy Statement’s discussion of such opinion, the reproduction of the opinion as an exhibit, and counsel being named in the Registration Statement per Staff Legal Bulletin No. 19.

Response #15

Registrant confirms that the final tax opinion will include language consenting to the Proxy Statement’s discussion of such opinion, the reproduction of the opinion as an exhibit, and counsel being named in the Registration Statement.

B.	Staff Account's Comments

Prospectus

Summary Section – Fees and Expenses

Comment #1

Regarding the fee table starting on page 17 of the Prospectus, please supplementally explain if amounts that are subject to recoupment on the Target Funds will be carried over to the Acquiring Funds.

Response #1

The Registrant notes that both the Target Funds and Acquiring Funds have unitary fees with an additional expense cap and that under such an arrangement, the Adviser will always be paid the lower of the expense cap currently in place or the unitary fee. Accordingly, as the unitary fee is higher than the current expense cap, the Adviser would never be able to recover fees waived by the Target Fund and, therefore, such amounts will not be carried over.

Comment #2

Regarding the capitalization table starting on page 61 of the Prospectus, please confirm there have been no recent material changes to the Fund’s capitalization that should be reflected in the table.

Response #2

Registrant confirms that there have been no recent material changes to the Fund’s capitalization that should be reflected in the table.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum